Filed by TOTVS S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Linx S.A.

Filer’s Commission File Number: [●]

Subject Company’s Commission File Number: 001-38954
Date: September 22, 2020

TOTVS S.A.

Publicly-held Corporation

Corporate Taxpayer ID (CNPJ/ME) No. 53.113.791/0001-22

Company Registry (NIRE): 35.300.153.171

NOTICE TO THE MARKET

TOTVS S.A. (B3: TOTS3) (“Company” or “TOTVS”) hereby informs its shareholders and the market in general that the independent directors of Linx S.A. (“Linx”), through its legal advisors, informed TOTVS' legal advisors that they will not execute the "Merger Protocol" (Protocolo e Justificação de Incorporação) (the “Merger Protocol”), which draft was made available by TOTVS on September 4, 2020, as disclosed in the Notice to the Market on the same date, as they understand that by executing the Merger Protocol, which is merely a proposal and recommendation made by management to be submitted to the shareholders of Linx and TOTVS, Linx would be violating the association agreement entered into between Linx and STNE Participações S.A. (“STNE”). In our opinion, this understanding is a mistake. Additionally, the independent special committee established by the board of directors of Linx did not make any significant progress on the analysis of the businesses combination proposal submitted by TOTVS (the “Proposal”), as disclosed in the material fact dated August 14, 2020.

This positioning, after more than five weeks of having received the Proposal, reinforces the perception that Linx's special committee, composed of independent directors, is not objectively committed to the maximization of value for Linx's shareholders. As of date, irrespective of the reasons, Linx's special committee has only been showing disposition to delaying or even preventing the equitable analysis of TOTVS’ Proposal by Linx’s shareholders' meeting, thus forcing shareholders to deliberate on STNE’s proposal. This positioning is not supported even by the association agreement entered into between Linx and STNE, which provides in section 7.2 that any recommendation for approval of a competitor’s proposal by the board of directors of Linx does not constitute a violation of the exclusivity obligation assumed under the association agreement.

This perception by TOTVS is grounded, among others, on the following facts, which demonstrate the unequal treatment given to the proposals: (i) Linx's independent directors were informed about SNTE's proposal at 2:00 pm on August 10, 2020 and approved this proposal at a meeting of the board of directors held on the same day, which started at 5:00 pm and ended at 8:20 pm, as recorded in the minutes of the meeting of the board of directors of Linx; (ii) on September 1, 2020, an amendment to the association agreement with STNE was executed, without any reservations, the negotiation of which was conducted by Linx's independent directors, assisted by Linx's financial advisors and legal advisors that were specially hired to advise these directors, according to section 2 of the material fact disclosed by Linx on September 1, 2020; (iii) the first meeting of the legal advisors of Linx's independent directors held with TOTVS' representatives only took place on August 30, 2020, even though the Proposal had been made available to Linx's board of directors on August 14, 2020, as mentioned in the first paragraph hereof; and (iv) TOTVS' external auditors were denied access to the working documents of Linx's external auditors, in an attempt to hinder TOTVS’ external auditors from carrying out the procedures set forth in the auditing standards for reasonable assurance on pro forma financial information, as required by section II, sole paragraph, of article 7 of CVM Instruction No. 565/2015.

Even in this context, TOTVS extended the validity of its Proposal until October 13, 2020, as disclosed in the material fact dated September 11, maintaining the conditions of equal and equitable treatment, dismissing the application of any financial penalties to force Linx's shareholders to take a decision. This time extension was based on various interactions with shareholders of Linx and/or TOTVS, who expressed their opinion that the Proposal submitted by TOTVS is the one that would bring the most benefits to clients, employees and shareholders of both companies, in view of the wide potential for synergies, efficiency gains, and the strengthening of investments in different and complementary growth opportunities, in addition to the similarity of the companies' cultures, which would allow Linx's shareholders to hold approximately 24% of TOTVS shares after completion of the business combination with Linx.

Despite the unequal treatment granted by the special independent committee of Linx, TOTVS is in the final stage of preparation of all documents required to soon file its Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) and call a meeting to submit this business combination to its own shareholders. Once approved by TOTVS’ shareholders, the business combination would only be subject to the approval by the shareholders' meeting of Linx and the simple formality of the signature of the stock subscription forms by the management of Linx. The Brazilian Antitrust Agency (Conselho Administrativo da Defesa da Concorrência) (“CADE”) must also issue a favorable statement on the business combination. TOTVS is already at an advanced stage regarding the notification of CADE about this transaction. In addition, based on filings of Forms F-4 over the last several years and on the Form F-4 ordinary process of review with the SEC, in which there is no risk of rejection, we understand that the effectiveness of the Form F-4 is only a matter of time, i.e., a few weeks.

We understand that the full right of choice of Linx's shareholders must be effectively respected, translated into statements and practical actions by these shareholders to ensure that both proposals are submitted to the same shareholders’ meeting in equal conditions, allowing Linx's shareholders to evaluate and choose the best proposal. Therefore, in the absence of these statements and practical actions, without prejudice to the actions taken by regulatory authorities, the possibility that these shareholders will be deprived of their right to choose is imminent.

Accordingly, in order to maintain the validity of TOTVS' Proposal after October 13, 2020, TOTVS expects Linx’s management to: (i) provide TOTVS with the same level of access to information that was given to STNE for the preparation of all documents required by the CVM and the SEC to hold Linx’s and TOTVS’s shareholders’ meetings; (ii) if Linx’s shareholders’ meeting held to deliberate STNE’s proposal is called before TOTVS’ Form F-4 is declared effective by the SEC, include in the agenda of the same meeting an item that allows Linx's shareholders, if so they wish, to adjourn the meeting until TOTVS Form F-4 is declared effective, which is expected to occur after a few weeks, so that both proposals are deliberated in the same meeting, which adjournment, once decided by Linx’s shareholders, does not violate any provision of the association agreement entered into between Linx and STNE; and (iii) issue its recommendation to Linx's shareholders regarding TOTVS's Proposal, even if subject to the effectiveness of TOTVS’ Form F-4.

We reiterate, therefore, that the TOTVS Proposal will only be maintained after October 13, 2020, if the above minimum conditions are respected – and, therefore, Linx shareholders have the right to decide, with final authority, on the future of Linx.

TOTVS will continue to keep its shareholders and the market informed about the material developments related to the matter discussed herein.

São Paulo, September 21, 2020

Gilsomar Maia Sebastião

Chief Financial Officer and

Investor Relations Officer

Investor Relations

Phone.: (+55 11) 2099-7773/7097/7089/7105

http://ri.totvs.com/  | ri@totvs.com.br

No Offer or Solicitation

This Notice is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that TOTVS will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to a waiver therefrom.

Additional Information and where it can be found

In connection with the proposed business combination, TOTVS will file with the U.S. SEC all relevant materials as required by the required by applicable laws and regulations. INVESTORS ARE URGED TO READ THE SCHEDULE TO, REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION ABOUT THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOTVS, LINX AND THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. All documents filed with the SEC that are related to the proposed transaction will be available when filed, free of charge, on the SEC website - www.sec.gov - and also on the TOTVS investor relations website - http://ri.totvs.com/.

Forward-looking Statements

This Notice may contain forward-looking statements. Such statements are not historical facts, and are based on TOTVS’ management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the proposed business combination, are intended to identify forward-looking statements. Statements connected to the statement or payment of dividends, the implementation of the key operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends that could affect the Company’s financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of the Management and are subject to a number of risks and uncertainties. There is no guarantee that such expected events, trends or results will actually take place. Such statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.